Confidential Treatment Requested by Celanese Corporation - 6/5/2012

Celanese Corporation has claimed confidential treatment for portions of this letter in accordance with
17 C.F.R. §200.83.

222 W. Las Colinas Blvd.
Suite 900N
Irving, TX 75039
(972) 443-4000

June 5, 2012

Filed as EDGAR Correspondence
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Celanese Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 10, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed April 24, 2012
File No. 1-32410
Dear Mr. Decker:
This letter is submitted by Celanese Corporation (“Celanese” or the “Company”) in response to the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in its letter to Celanese dated May 14, 2012 (the “Comment Letter”), which requested a response from Celanese relating to its Form 10-K for the fiscal year ended December 31, 2011 filed February 10, 2012, and Form 10-Q for the period ended March 31, 2012 filed April 24, 2012.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
We have included in our responses below proposed revisions to the Company's disclosures in future filings where requested. Text to be added to future disclosures is underlined and text proposed to be deleted is ~~stricken~~. Except as otherwise noted, proposed disclosure changes are shown using the Company's December 31, 2011 Form 10-K. We advise the Staff that in future filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
The Company is requesting confidential treatment pursuant to the SEC's Rule 83 for a portion of its response to Comment 4 through Comment 8, and consequently a portion of the response is redacted from this EDGAR filing.

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Form 10-K for the Year Ended December 31, 2011
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:
We have included in our responses below proposed revisions to the Company’s disclosures, as applicable. We advise the Staff that in future filings, including interim filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
Financial Statements
Notes to the Financial Statements
Note 18. Income Taxes, page 116

2.
We note your response to comment seven in our letter dated March 21, 2012. Given that it appears you generate a significant amount of your earnings in countries with low tax rates, please disclose the earnings (loss) from continuing operations and income tax provision (benefit) for each country which has significant earnings subject to low tax rates. We believe that this disclosure is consistent with the objectives of Item 303(a)(3)(i) of Regulation S-K.

Response:
The Company respectfully submits that it has complied with the objectives of Item 303(a)(3)(i) of Regulation S-K in its existing income tax footnote disclosure. To the extent there are material unusual or infrequent events or transactions, the Company has disclosed such matters in its income tax footnote. Such matters include changes in tax legislation, such as the tax legislation enacted in Mexico in 2009, changes in the assessment regarding the recoverability of deferred tax assets, impacts of available tax holidays in China and Singapore and material expected changes in uncertain tax positions.
In contrast to these specific disclosures, the Company does not believe the routine application of local income tax laws and regulations in jurisdictions where the Company operates is the result of an unusual or infrequent event or transaction, or a result of a significant economic change. The respective international income tax laws and regulations applied by the Company are generally available to other enterprises operating in the same jurisdictions. The Company believes that such income tax laws and regulations will continue to be available to the Company on a recurring basis absent legislative changes.
The Company respectfully believes that its income tax-related disclosures are in accordance with applicable disclosure requirements including the objectives of Item 303(a)(3)(i) of Regulation S-K. Nonetheless, in future filings, the Company will add disclosure in the income tax footnote similar to the following:

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Income Tax Provision
Earnings (loss) from continuing operations before tax by jurisdiction are as follows:

	Year Ended December 31,
	2011	2010	2009
	(In $ millions)
US	310	214	294
International (1)	445	324	(43)
Total	755	538	251
___________________________
(1) Includes aggregate earnings generated by operations in Bermuda, Luxembourg, the Netherlands and Hong Kong of $321 million, $260 million and $166 million for the years ended December 31, 2011, 2010 and 2009, respectively, which have an aggregate effective income tax rate of 2.5%, 3.7% and 5.3% for each year, respectively.
Note 25. Segment Information, page 135

3.
We note your response to comment ten in our letter dated March 21, 2012. Please help us better understand each of your operating segments and how you determined that they are similar in the areas listed in ASC 280-10-50-11. Please specifically address the following:

•	Please tell us the specific production processes used in each of your operating segments including if any manufacturing facilities are shared among the different operating segments;

•	Please more fully explain how the nature of the products sold by each operating segment is similar:

◦
With regard to your Consumer Specialties reportable segment you indicate that the category of the products produced by your Acetate Products and Nutrinova operating segments are similar in that both businesses “serve consumer-driven applications.” This appears to be an overly broad assessment, especially in light of the fact that your Acetate Products primary products are cellulose acetate tow, film and flake used in the products of filter products and Nutrinova’s primary products are a high intensity sweetener and food protection ingredients; and

◦
With regard to your Industrial Specialties reportable segment, you indicate that the Emulsions and EVA Performance operating segments businesses are active in every major global industrial sector and serve diverse industrial and consumer end-use products. You identify certain products within these operating segments but it is unclear how you have determined that the nature of these products are similar; and

•
Please more fully identify the specific types or classes of customers served by each operating segment, including if there are any specific industries and geographical areas served. Please consider providing us with examples of significant customers in each operating segment.

Response:
The Company has provided a discussion of the qualitative factors requested for each operating segment within the Industrial Specialties and Consumer Specialties reportable segments in the Company's response to Comment 8 below. Additionally, the Company respectfully submits that it does not have a single significant customer that represents 10 percent or more of consolidated net sales.

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4.
You disclose that you evaluate performance based on operating profit, net earnings (loss), cash flows and other measures of financial performance reported in accordance with US GAAP. However, your tabular presentation presents earnings (loss) from continuing operations before tax and your response indicates that the primary financial statistics used by the CODM to evaluate each of your operating segments are variable margin and operating EBITDA. Please further clarify which financial measures are used and the appropriateness of your current reported measure. Refer to ASC 280-10-50-28.

Response:
The Company's chief operating decision maker ("CODM") utilizes more than one measure of segment profit or loss in assessing segment performance and in deciding how to allocate segment resources, including operating profit, variable margin and operating EBITDA (as defined by the Company). In future filings, the Company will replace earnings (loss) from continuing operations before tax with operating profit in the tabular presentation within the segment footnote. The Company believes operating profit is most consistent with the measurement principles used in the consolidated financial statements.
The Company has included operating profit for each of the last five fiscal years and each subsequent year for which budgeted information is available for the Acetate Products, Nutrinova, Emulsions and EVA Performance Polymers operating segments within Appendix A.
The Company has requested confidential treatment for the information contained in Appendix A to this response pursuant to the SEC's Rule 83 and has consequently redacted it from this EDGAR filing. The Company has contemporaneously provided its unredacted response to the Staff.
In future filings, the Company will remove the reference to how the Company evaluates performance as such disclosure is not required by FASB ASC Topic 280, as follows:
The business segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 2. ~~The Company evaluates performance based on operating profit, net earnings (loss), cash flows and other measures of financial performance reported in accordance with US GAAP.~~

5.
Please provide us with earnings (loss) from continuing operations before tax for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information for your Acetate, Nutrinova, Emulsions and EVA Performance operating segments.

Response:
As indicated in the Company's response to Comment 4 above, the Company's CODM does not review earnings (loss) from continuing operations before tax on an operating or reportable segment level. Accordingly, the Company's CODM does not rely on earnings (loss) from continuing operations before tax to assess segment performance or to allocate segment resources. Per FASB ASC Topic 280-10-50-28, the measures reported in the Company's segment disclosure should be those management believes are determined in accordance with the measurement principles most consistent with those used to measure consolidated results. The Company believes operating profit is the most appropriate measure to disclose.
In future filings, the disclosure of earnings (loss) from continuing operations before tax by segment will be replaced with operating profit by segment which is reported to the CODM and reviewed on a regular basis. Operating profit for the Acetate Products, Nutrinova, Emulsions and EVA Performance Polymers operating segments is included in Appendix A.

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6.
In regards to both your Consumer Specialties and Industrial Specialties reportable segments, you appear to have evaluated economic similarities based on variable margins and operating EBITDA. However, pursuant ASC 280-10-50-11, please assess the economical similarity of your segments by providing us an analysis of the gross margins and gross margin trends for each operating segment as well.

Response:
The Company acknowledges that gross margin was provided at the request of the Staff in its response letter dated April 30, 2012; however, gross margin information has been excluded from Appendix A of this response to the Staff as the Company's CODM does not rely on gross margin or gross margin trends for making operating decisions, allocating segment resources or assessing segment performance.
The Company respectfully submits that FASB ASC Topic 280-10-50-11 utilizes similar long-term average gross margins as an example of one way to demonstrate similar economic characteristics among two operating segments. The Company has evaluated economic similarities using those measures included in Appendix A, consistent with the performance measures used by the CODM to allocate resources and assess the performance of its operating segments. As such performance measures do not include gross margin, the Company has respectfully excluded the requested analysis of gross margins and gross margin trends from this response.

7.
In regard to the Consumer Specialties segment, the analysis provided for the changes in revenues, gross margins, and operating EBITDA as a percentage of sales year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please help us better understand why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

Response:
The Company respectfully believes that the factors discussed in the Company's response to the Staff dated April 30, 2012 as well as the response following Comment 8 below and the economic similarities shown in Appendix A sufficiently demonstrate that the Acetate Products and Nutrinova operating segments meet the aggregation criteria set forth in FASB ASC Topic 280.

8.
In regards to the Industrial Specialties reportable segment, the analysis provided for the changes in sales, gross margins, variable margins and operating EBITDA as a percentage of sales year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. In looking at the gross margins, variable margins, and operating EBITDA as a percentage of sales, there appear to be very limited periods on a both a historical as well as forecasted/budgeted basis during which these metrics appear to be similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please help us better understand why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment. It is not clear what your basis is for believing that the divergence of economic factors relied on by the CODM is temporary and that they will converge.

Response:
In response to the Staff's questions regarding the aggregation of operating segments within the Consumer Specialties and Industrial Specialties reportable segments, the Company believes it is first important to understand the overall context of the businesses being aggregated. The Company's two largest reportable segments, Acetyl Intermediates and Advanced Engineered Materials, together represent 67.0% of 2011 net sales (excluding eliminations), while Industrial Specialties and Consumer Specialties represent 16.9% and 16.1%, respectively, of 2011 net sales (excluding eliminations).

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As noted, the Consumer Specialties reportable segment represents the aggregation of the Company's Acetate Products ("Acetate") and Nutrinova businesses. To provide some perspective, Acetate is the third largest business in the Company's portfolio in terms of the Company's 2011 net sales (excluding eliminations), whereas Nutrinova represents less than 2% of the Company's 2011 net sales (excluding eliminations). The Industrial Specialties reportable segment represents the aggregation of the Company's Emulsions and EVA Performance Polymers (“EVA”) businesses. Similar to Nutrinova, EVA represents a relatively small percentage of the Company's results, comprising just 4% of the Company's 2011 net sales (excluding eliminations). See Appendix A for additional details.
The Company believes the acceptable alternatives for segment disclosure under US GAAP are as follows:
(1) Maintain the Company's current presentation of the Industrial Specialties and Consumer Specialties reportable segments and continue to aggregate the Nutrinova and EVA businesses with the Acetate and Emulsions businesses, respectively, as the Company has done since 2007;
(2) Include Nutrinova and EVA as immaterial operating segments with corporate activities in the Other Activities category; or
(3) Present the Nutrinova and EVA operating segments as separate reportable segments.
The Company believes the presentation of the Nutrinova and EVA operating segments as separate reportable segments is not required by US GAAP and would not add significantly to an investor's understanding of the Company's business. The individual businesses are not significant to the Company's results (see Appendix A) and neither business individually meets any of the quantitative thresholds in FASB ASC Topic 280-10-50-12. To present these businesses as separate reportable segments would give the businesses undue prominence, thus diverting investor attention away from the significant drivers of business performance.
The Company does not believe that presenting the Nutrinova and EVA businesses as components of the Other Activities category would be in the best interest of investors because such presentation would provide less visibility into the corporate administrative and financing costs included in the Other Activities category. Additionally, the Company currently does not include any operating segments in the Other Activities category.
Considering the above and the qualitative discussion that follows, the Company continues to believe its historical presentation of including the Nutrinova business in its Consumer Specialties reportable segment and the EVA business in its Industrial Specialties reportable segment is preferable for providing transparency to information relevant to investors. Further, the inclusion of the Nutrinova and EVA businesses in the respective reportable segments does not significantly change the historical or prospective trends in the financial results of those reportable segments as noted in Appendix A. In other words, the overall trends for Consumer Specialties are driven by the Acetate operating segment and the overall trends for Industrial Specialties are driven by the Emulsions operating segment due to the significance of these businesses to their respective reportable segment. The inclusion of the Nutrinova and EVA businesses, respectively, does not change the trends of each reportable segment as compared to the larger businesses.
The analysis below is provided to respond specifically to the Staff's comments and to add further context to the qualitative and quantitative analysis previously provided to the Staff.
Consumer Specialties
The products produced by the Acetate and Nutrinova businesses are used in customer-driven applications (e.g., food, beverages, cigarettes) and share acetic acid as a common raw material. These businesses deliver growth primarily through geographic sales expansion, targeting high-value opportunities to diversify product applications and manufacturing productivity. Traditional products are sold in solid form to consumer product manufacturers under annual and long-term contracts. Both the Nutrinova and Acetate businesses may enter into arrangements with customers to develop new applications or products to meet customer needs or specifications, but innovation is not the primary growth strategy for either business. Stated more directly, the Acetate and Nutrinova businesses are the

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only businesses operated by the Company that produce products that are consumable by humans. In the case of the Acetate business, the products go into applications such as cigarette filters and the Nutrinova products are used as beverage sweeteners and food protection ingredients. While these are different consumer applications, the distinction as consumable is important when compared to the other businesses of the Company. The consumable nature of the products is why the aggregation of the Acetate and Nutrinova businesses is meaningful to the Company's CODM and to the Company's investors.
Below are additional attributes that further describe the similarities of the Acetate and Nutrinova businesses.

	Nutrinova	Acetate Products
Products and Services	Consumer Products (food and beverage ingredient)	Consumer Products (filter material)

Production Processes
Process type	Batch and continuous chemical processes	Batch and continuous chemical processes
Similar raw materials	Intermediate chemicals based on hydrocarbons (Acetic acid)	Intermediate chemicals based on hydrocarbons (Acetic acid) and wood pulp
Location of facilities	Germany	United States, Mexico, the United Kingdom and Belgium, as well as three acetate ventures in China

Class of Customer
Marketing method	Medium- to long-term contracts with technical support / application development	Medium- to long-term contracts with technical support / sales
Type of customer	Large consumer product manufacturing customers and beverage companies	Large consumer product manufacturing customers
Geographic area	Americas, Europe and Asia	Americas, Europe and Asia

Distribution (mode)	Solid product sold in packages via truck, ship and air	Solid product sold in packages via truck and ship

Distribution Channel	Largely through direct sales force	Largely through direct sales force
The Company believes aggregation of the Acetate and Nutrinova operating segments is appropriate based on the above evaluation of the alternatives for segment disclosure, as well as the qualitative similarities discussed herein and in the previous response provided to the Staff and the quantitative similarities demonstrated in the trends noted in Appendix A.
Industrial Specialties
The products produced by both the Emulsions and EVA businesses are intermediate chemicals derived from a combination of two key raw materials, vinyl acetate monomer (“VAM”) and ethylene. Both businesses develop various grades of product based on product performance needs. The customer base for these intermediate chemicals is similar in that they purchase varying grades of these intermediate chemicals to be utilized in traditional vinyl-based products, such as paints and coatings and adhesives, as well as other unique, high-value end uses including solar cells and medical applications. The adhesives industry is the primary area of overlap served by both Emulsions and EVA. Customers for both businesses are generally only one step away from the end user of the product, and therefore, sales are transacted on a business-to-business basis.

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Below are additional attributes that further describe the similarities of the Emulsions and EVA businesses.

	Emulsions	EVA Performance Polymers
Products and Services	Chemical Products ultimately used in adhesives, paint, coatings, paper and carpet	Chemical Products ultimately used in hot melt adhesives, thermal laminations and photo voltaic

Production Processes
Process type	Produces multiple grades of product through use of multiple reactors	Produces multiple grades of product through use of multiple reactors
Similar raw materials	Intermediate chemicals based on hydrocarbons (VAM and ethylene)	Intermediate chemicals based on hydrocarbons (VAM and ethylene)
Location of facilities	United States, Canada, China, Spain, Sweden, the Netherlands and Germany	Canada

Class of Customer
Marketing method	Medium- to long-term contracts with technical sales / product development	Medium-term contracts with technical sales / application development
Type of customer	Large industrial and consumer product manufacturers	Large industrial and consumer product manufacturers
Geographic area	Regional and multinational customers	Regional and multinational customers

Distribution (mode)	Liquid (emulsion) products; sold in containers via truck and rail	Solid product sold in packages via truck and rail

Distribution Channel	Largely through direct sales force	Largely through direct sales force
The temporary divergence in financial trends between the Emulsions and EVA operating segments (see Appendix A) is primarily due to events outside the Company's control (e.g., force majeure (unavoidable accident) that resulted in the cessation of production for more than a reasonable amount of time at the EVA Edmonton, Alberta, Canada facility in October 2008 with disruptions in production extending through late 2009 while the facility was being repaired; as well as the downturn of the construction industry beginning in 2008 and continuing today). The Company is reacting to the temporary divergence in operating performance by investing in innovation and new product development.
Over the past 36 months, the Company has worked closely with EVA customers to identify areas where a more focused product line could add value and align better with EVA's capabilities. The results of these efforts has been significant for the EVA business and the customers served by EVA. Today, the EVA business has fewer offerings and more consistency across products. The effort has simplified the innovation efforts of the EVA business to ensure that new products introduced to customers add value for EVA's customers and improve profitability for the Company.
At the same time, the Emulsions business reacted to the 2008 economic crisis by accelerating its investment in innovation and new product development with a specific focus on unique product development for new applications. Beginning in late 2008, the Company's Emulsions business was disproportionately impacted by the deterioration in the construction industry, resulting in the divergence in performance between the Emulsions and EVA businesses as shown in Appendix A. Today, the Emulsions business has a clear focus on innovation to meet customer needs, diversify its product offerings, add value and improve profitability over the long-term. In fact, the Emulsions business has made two acquisitions recently to support strategic growth and new product offerings. Additionally, in May 2012, the general manager of the EVA business was appointed general manager of the Emulsions business and will focus on streamlining the Emulsions business to improve profitability, similar to the actions taken regarding the EVA business.

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The Company believes aggregation of the Emulsions and EVA operating segments is appropriate based on the above evaluation of the alternatives for segment disclosure and the qualitative similarities discussed herein and in the previous response provided to the Staff. The Company views the variances in financial trends as temporary and not indicative of differences in economic characteristics. The Company further believes the financial results of the Emulsions and EVA operating segments have similar future prospects and will converge over a normal business cycle.
Note 27. Plant Relocation, page 139

9.
We note your response to comment 11 in our letter dated March 21, 2012. In a similar manner to your response, please disclose how you are accounting for the settlement agreement and that the settlement agreement does not require proceeds to be used to build or relocate existing operations.

Response:
In future filings, the Company will clarify its Plant Relocation footnote as follows:
In November 2006, the Company finalized a settlement agreement with the Frankfurt, Germany Airport (“Fraport”) that required the Company to cease operations at its Kelsterbach, Germany Ticona site and sell the site, including land and buildings, to Fraport, ~~to relocate the Kelsterbach, Germany Ticona operations~~ resolving several years of legal disputes related to the planned Fraport expansion. Under the original agreement, Fraport agreed to pay the Company a total of €670 million. ~~over a five-year period to offset costs associated with the transition of the operations from its current location and the closure of the Kelsterbach plant. The Company subsequently expanded the scope of the new production facility.~~ The agreement requires the Company to complete certain activities no later than December 31, 2013 at which time title to the land and buildings will transfer to Fraport. The agreement did not require the proceeds from the settlement be used to build or relocate the existing Ticona operations; however, based on a number of factors, the Company built a new expanded production facility in the ~~As a result of the settlement, the Company will transition Ticona's operations from Kelsterbach to the~~ Frankfurt Hoechst Industrial Park in the Rhine Main area in Germany.
The Company received its final payment from Fraport of €110 million during the three months ended June 30, 2011 and ceased POM operations at the Kelsterbach, Germany Ticona facility prior to July 31, 2011. On September 26, 2011, the Company announced the opening of its new POM production facility in Frankfurt Hoechst Industrial Park, Germany.
A summary of the financial statement impact associated with the Ticona Kelsterbach plant relocation is as follows:

	Year Ended December 31,		Total From Inception Through
	2011	2010	December 31, 2011
	(In $ millions)
Deferred proceeds (1)	158	—	907
Costs expensed	47	26	106
Costs capitalized (2)	171	305	1,092
Lease buyout	—	22	22
Employee termination benefits	8	—	8
___________________________

(1)
Included in noncurrent Other liabilities in the consolidated balance sheets. Amounts reflect the US dollar equivalent at the time of receipt. Upon transfer of title to Fraport, the deferred proceeds will be recognized in the consolidated statements of operations. Such proceeds will be reduced by assets of €70 million included in Property, plant and equipment, net and €39 million included in noncurrent Other assets in the consolidated balance sheets, to be transferred to Fraport or otherwise disposed.

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(2)	Includes a decrease in accrued capital expenditures of $33 million and $7 million for the year ended December 31, 2011 and 2010, respectively.
Form 10-Q for the Period Ended March 31, 2012
General

1.     Please address the above comments in your interim filings as well, as applicable.
Response:
We advise the Staff that to the extent applicable the Company’s above responses to the Staff’s questions incorporate the related presentation and disclosure implications to interim filings. To the extent the Company has agreed to modify future filings it will include agreed-upon modifications in the applicable interim presentations and disclosure, as noted above.
* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.
Sincerely,

/s/ STEVEN M. STERIN
Steven M. Sterin
Senior Vice President and
Chief Financial Officer

cc:	Mark C. Rohr
Gjon N. Nivica, Jr.
James R. Peacock III
Brian J. Lane

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The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

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The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

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